[Putnam Investments Letterhead]

January 25, 2010

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Dear Ms. Stirling:

Re:	Preliminary Proxy Statement for Putnam Municipal Opportunities Trust
(Investment Company Act File No. 811-07626) (the “Fund”)

This letter responds to your comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on January 21, 2010 regarding the Fund’s preliminary proxy statement filed with the Commission on January 14, 2010 (the “Proxy Statement”).

For convenience of reference, I have summarized the Commission Staff’s comments before the response by the Fund.

1. Comment: Please provide the “number of votes to which each class is entitled” disclosure required by the following Item 6(a) of Schedule 14A: “As to each class of voting securities of the registrant entitled to be voted at the meeting (or by written consents or authorizations if no meeting is held), state the number of shares outstanding and the number of votes to which each class is entitled."

Response: Page 5 of the Proxy Statement, under the question “Who is eligible to vote?”, states, “Shareholders of record at the close of business on January 11, 2010 (the ‘Record Date’) are entitled to be present and to vote at the meeting or any adjourned meeting. Each share is entitled to one vote” (italics added for emphasis). In addition, the Proxy Statement has been modified to state in the voting requirement sections for Proposal 1 and Proposal 2 that “[e]ach preferred shareholder and each common shareholder will be entitled to one vote for each share held.”

2. Comment: Please provide the name and address of the Fund’s administrator and principal underwriter pursuant to Item 22(a)(3)(i).

Response: The Fund’s investment manager, Putnam Investment Management, LLC, also provides administrative services to the Fund. The name and address of the

Fund’s investment manager and administrator is provided on page 39 of the Proxy Statement, in the section entitled “Fund Information—Putnam Investments.”

As an exchange-listed closed-end fund that has completed its offering of securities, the Fund does not have a principal underwriter.

3. Comment: On page 29 of the Proxy Statement, under the question “What costs would likely be associated with converting your fund to open-end status?”, it is stated: “Before your fund could convert to an open-end fund, it would need to redeem all of its outstanding preferred shares. This would require liquidating a significant amount of the fund’s portfolio securities, which as of December 31, 2009 constituted roughly 26% of the fund’s total assets.” Consider revising the second sentence, which seems to indicate implausibly that the fund’s portfolio securities constitute less than 100% of the fund’s total assets.

Response: The two sentences have been modified as follows: “Before your fund could convert to an open-end fund, it would need to redeem all of its outstanding preferred shares, which as of December 31, 2009 represented roughly 26% of the fund’s total assets. This would require liquidating a significant amount of the fund’s portfolio securities.”

I believe that this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-1224. Thank you for your assistance.

Very truly yours,

/s/ Carlo N. Forcione
________________________
Carlo N. Forcione
Vice President and Counsel
Putnam Investments

cc:	George B. Raine, Esq., Ropes & Gray LLP
Philip W. Romohr, Esq., Ropes & Gray LLP